UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended: ______________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lifeward Ltd.

Full Name of Registrant

Not Applicable

Former Name if Applicable

2 Cabot Rd.

Address of Principal Executive Office (Street and Number)

Hudson, Massachusetts 01749

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lifeward Ltd. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense because additional time is required to finalize the accounting and financial reporting related to the strategic transaction completed on March 25, 2026 (the “Strategic Transaction”), including the related valuation analyses and accounting treatment. Due to the complexity of the transaction and the related accounting considerations, the Company requires additional time to complete its review processes and ensure that the financial statements are accurately presented in accordance with applicable accounting standards. The Company expects to file the Form 10-Q within five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

William Mark Grant	(508)	251-1154
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the Form 10-Q for the quarter ended March 31, 2026 will reflect a decrease in revenue of approximately $1.1 million, or 22%, and an increase in net loss of $6.0 million, or 123%, when compared to the three months ended March 31, 2025. The decrease in revenue over the previous accounting period was primarily due to a decrease in AlterG revenue of approximately $1.3 million, mainly driven by lower unit shipments in the U.S. and internationally resulting from timing issues associated with working capital constraints impacting sourcing and supply chain activities, partially offset by an increase in ReWalk revenue. The increase in net loss over the previous accounting period was primarily attributable to a one-time research and development expense of approximately $4.9 million related to acquired in-process research and development assets associated with the Strategic Transaction. In addition, during the quarter, the Company recorded approximately $0.6 million of financing expenses related to the Oramed loan and the fair value remeasurement of derivatives.

These financial results are preliminary and are subject to change in connection with the completion of the reporting process and preparation of the Form 10-Q. Actual financial results for the quarter ended March 31, 2026 could vary from the foregoing.

Lifeward Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2026	By:	/s/ William Mark Grant
		Name:	William Mark Grant
		Title:	President and Chief Executive Officer